PROSPECTUS SUPPLEMENT
(To Prospectus dated June 2, 1997)


                        Morgan Stanley Dean Witter & Co.
                           Morgan Stanley Finance plc

                                 DEBT SECURITIES
                          GUARANTEES OF DEBT SECURITIES
                                 PREFERRED STOCK
                       PREFERRED STOCK PURCHASE CONTRACTS
                                  CAPITAL UNITS

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As of May 31, 1997, Morgan Stanley Group Inc., which we refer to as Morgan
Stanley, merged with and into Dean Witter, Discover & Co. Dean Witter, Discover & Co. continued as the surviving corporation and subsequently changed its name to Morgan Stanley Dean Witter & Co.

Prior to the merger, Morgan Stanley issued from time to time contracts that required the holders thereof to purchase preferred stock of Morgan Stanley on terms determined at the time of sale. Purchase contracts issued by Morgan Stanley were issued together with debt securities of Morgan Stanley Finance plc, an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. (and formerly of Morgan Stanley), and full and unconditional guarantees of Morgan Stanley in the form of units, which we refer to as capital units.

In connection with, and immediately upon the effectiveness of, the merger, Morgan Stanley Dean Witter & Co. assumed all of the obligations of Morgan Stanley under the guarantees and the purchase contracts and, upon any acceleration of the purchase contracts, will issue one share of its preferred stock, par value $0.01 per share, having terms otherwise identical to those of the underlying Morgan Stanley preferred stock, for each share of Morgan Stanley preferred stock required to be delivered pursuant to the terms of the purchase contracts. We refer to the debt securities, guarantees, preferred stock, purchase contracts and capital units as the "securities."

Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., Morgan Stanley & Co. International Limited, which we refer to as MSIL, and Dean Witter Reynolds Inc., which we refer to as DWR, are wholly owned subsidiaries of Morgan Stanley Dean Witter & Co. This prospectus supplement and (i) the accompanying prospectus of Morgan Stanley setting forth the general terms of the securities, (ii) the accompanying prospectus supplement of Morgan Stanley setting forth the specific terms of the securities and (iii) the accompanying prospectus of Morgan Stanley Dean Witter & Co. setting forth information about itself, may be used by MS & Co., MSIL, DWR and other affiliates of Morgan Stanley Dean Witter & Co. to offer and sell previously issued securities that remain outstanding in connection with market-making transactions in the course of their businesses as broker-dealers. Sales of the securities, if any, will be made at varying prices related to prevailing market prices at the time of sale or otherwise. MS & Co., MSIL, DWR and other affiliates may act as principal or agent in those transactions. None of MS & Co., MSIL, DWR or any other affiliates are obligated to make a market and may discontinue any market-making activities at any time without notice.

The securities currently outstanding include $131,250,000 face amount of the 9.00% Capital Units, $175,000,000 face amount of the 8.40% Capital Units, $150,000,000 face amount of the 8.20% Capital Units and $69,660,000 face amount of the 8.03% Capital Units.

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The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                           MORGAN STANLEY DEAN WITTER

June 11, 1999